Exhibit 4.1

AMENDED AND RESTATED

MCEWEN MINING INC. EQUITY INCENTIVE PLAN

ARTICLE I

INTRODUCTION

1.1                               Establishment.  McEwen Mining Inc., a Colorado corporation formerly known as US Gold Corporation (the “Company”), established the US Gold Corporation Non-Qualified Stock Option and Stock Grant Plan (as the same is hereby amended, the “Plan”), now known as the Amended and Restated McEwen Mining Inc. Equity Incentive Plan, effective March 17, 1989, for certain employees of the Company (as defined in subsection 2.1(f)), directors and certain consultants to the Company. The Plan permitted the grant of non-qualified stock options and other stock grants to certain key employees of the Company, to certain directors and to certain consultants to the Company.

1.2                               Purposes.  The purposes of the Plan are to provide those who are selected for participation in the Plan with added incentives to continue in the long-term service of the Company and to create in such persons a more direct interest in the future success of the operations of the Company by relating incentive compensation to increases in shareholder value, so that the remuneration of those participating in the Plan is more closely aligned with the value of the Company’s stock. The Plan is also designed to provide a financial incentive that will help the Company attract, retain and motivate the most qualified employees and consultants.

1.3                               Effective Date; Amendment and Restatement.  The initial effective date of the Plan was March 17, 1989. On October 3, 2005, the Board (as defined in subsection 2.1(d)) authorized an amendment to the Plan to increase the number of shares reserved under the Plan from 3.5 million to 5 million; the amendment was approved by the Company’s shareholders on November 15, 2005. The Plan was further amended and restated, effective October 19, 2006, to increase the number of shares reserved under the Plan from 5 million to 9 million, to specify the maximum number of shares that may be subject to options granted to an individual in a calendar year, to provide for the grant of Incentive Options (as defined in subsection 2.1(n)), to provide for the grant of Restricted Stock Awards (as defined in subsection 2.1(v)), to provide for termination of the Plan on October 19, 2016, and to change the name of the Plan. The Plan was further amended and restated, effective October 4, 2011, to increase the number of shares reserved under the Plan to 13.5 million, to prohibit option repricing without shareholder approval, to provide for a fungible share pool, to prohibit net share counting, and to provide for termination of the Plan on October 4, 2021. The Plan is further amended and restated, effective March 27, 2015, to increase the number of shares reserved under the Plan to 17,500,000, to provide for an automatic extension of an option’s expiration date if such expiration falls during a Company blackout period, to provide for termination of the Plan on March 26, 2025, and to change the name of the Plan.

ARTICLE II

DEFINITIONS

2.1                               Definitions.  The following terms shall have the meanings set forth below:

(a) “Affiliated Corporation” means any corporation or other entity that is affiliated with the Company through stock ownership or otherwise and is designated as an “Affiliated Corporation” by the Board; provided, however, that for purposes of Incentive Options granted pursuant to the Plan, an “Affiliated Corporation” means any parent or subsidiary of the Company as defined in Section 424 of the Code.

(b) “Award” means an Option, grant of a Restricted Stock Award pursuant to ARTICLE VII, grant of Stock pursuant to ARTICLE IX or other issuances of Stock hereunder.

(c) “Blackout Period” means a period of time imposed either by Company policy or by the Chief Executive Officer, Chief Financial Officer or Corporate Secretary of the Company during which certain persons, due to potential access to material, non-public information, may not trade in any securities of the Company.

(d) “Board” means the Board of Directors of McEwen Mining Inc., a Colorado corporation.

(e) “Code” means the Internal Revenue Code of 1986, as it may be amended from time to time.

(f) “Committee” means a committee consisting of members of the Board who are empowered hereunder to take actions in the administration of the Plan. If applicable, the Committee shall be so constituted at all times as to permit the Plan to comply with Rule 16b-3 or any successor rule promulgated under the Exchange Act. Except as provided in Section 3.2, the Committee shall select Participants from Eligible Directors, Eligible Employees and Eligible Consultants of the Company and shall determine the awards to be made pursuant to the Plan and the terms and conditions thereof.

(g) “Company” means McEwen Mining Inc., a Colorado corporation, and the Affiliated Corporations.

(h) “Disabled” or “Disability” shall have the meaning given to such terms in Section 22(e)(3) of the Code.

(i) “Effective Date” means the original effective date of the Plan, March 17, 1989.

(j) “Eligible Consultants” means those consultants and advisors to the Company who are determined, by the Committee, to be individuals whose services are important to the Company and who are eligible to receive Awards, other than Incentive Options, under the Plan.

(k) “Eligible Directors” means those members of the Board who are determined by the Board to be individuals whose services are important to the Company and who are eligible to receive Awards under the Plan. Eligible Directors who are not also Eligible Employees may not receive Incentive Options.

(l) “Eligible Employees” means those employees (including, without limitation, officers and directors who are also employees) of the Company or any subsidiary or division thereof, upon whose judgment, initiative and efforts the Company is, or will become, largely dependent for the successful conduct of its business. For purposes of the Plan, an employee is any individual who provides services to the Company or any subsidiary or division thereof as a common law employee and whose remuneration is subject to the withholding of federal income tax pursuant to Section 3401 of the Code or other applicable non-U.S. law.

(m) “Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

(n) “Fair Market Value” means, as of a given date, (i) the closing price of a Share on the principal stock exchange on which Shares are then trading, if any (or as reported on any composite index that includes such principal exchange) on such date, or if Shares were not traded on such date, then on the next preceding date on which a trade occurred; or (ii) if the Stock is not traded on an exchange but is quoted on the OTC Bulletin Board or a successor quotation system, the mean between the closing representative bid and asked prices for the Stock on such date as reported by the OTC Bulletin Board or such successor quotation system; or (iii) if the Stock is not publicly traded on an exchange and not quoted on an electronic quotation system, the Fair Market Value of a Share shall be determined by the Committee acting in good faith in compliance with Section 409A of the Code.

(o) “Incentive Option” means an Option designated as such and granted in accordance with Section 422 of the Code. Incentive Options may be granted only after the shareholders approve the amendment to the Plan that adds Incentive Options to the Awards that may be granted under the Plan.

(p) “Non-Qualified Option” means any Option other than an Incentive Option.

(q) “Option” means a right to purchase Stock at a stated or formula price for a specified period of time. Options granted under the Plan shall be either Incentive Options or Non-Qualified Options.

(r) “Option Agreement” shall have the meaning given to such term in Section 7.2 hereof.

(s) “Option Holder” means a Participant who has been granted one or more Options under the Plan.

(t) “Option Period” means the period of time, determined by the Committee, during which an Option may be exercised by the Option Holder.

(u) “Option Price” means the price at which each Share subject to an Option may be purchased, determined in accordance with subsection 7.2(b).

(v) “Participant” means an Eligible Director, Eligible Employee or Eligible Consultant designated by the Committee from time to time during the term of the Plan to receive one or more of the Awards provided under the Plan.

(w) “Restricted Stock Award” means an award of Stock granted to a Participant pursuant to ARTICLE VIII that is subject to certain restrictions imposed in accordance with the provisions of such Section.

(x) “Securities Act” means the Securities Act of 1933, as it may be amended from time to time.

(y) “Share” means one whole share of Stock.

(z) “Stock” means the common stock of the Company.

(aa) “Stock Bonus” means either an outright grant of Stock or a grant of Stock subject to and conditioned upon certain employment or performance related goals.

2.2                               Gender and Number.  Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

ARTICLE III

PLAN ADMINISTRATION

3.1                               General.  The Plan shall be administered by the Committee, or in the absence of appointment of a Committee, by the entire Board. All references in the Plan to the Committee shall include the entire Board if no Committee is appointed. In accordance with the provisions of the Plan, the Committee shall, in its sole discretion, select the Participants from among the Eligible Directors, Eligible Employees and Eligible Consultants, determine the Awards to be made pursuant to the Plan, or shares of Stock to be issued thereunder and the time at which such Awards are to be made, fix the Option Price, period and manner in which an Option becomes exercisable, establish the duration and nature of Restricted Stock Award restrictions, establish the terms and conditions applicable to Stock Bonuses, and establish such other terms and requirements of the various compensation incentives under the Plan as the Committee may deem necessary or desirable and consistent with the terms of the Plan. The Committee shall determine the form or forms of the agreements with Participants that shall evidence the particular provisions, terms, conditions, rights and duties of the Company and the Participants with respect to Awards granted pursuant to the Plan, which provisions need not be identical except as may be provided herein; provided, however, that Eligible Consultants and Eligible Directors who are not also Eligible Employees shall not be eligible to receive Incentive Options. The Committee may from time to time adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the Company. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement entered into hereunder in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. No member of the Committee shall be liable for any action or determination made in good faith. The determinations, interpretations and other actions of the Committee pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and on all persons.

3.2                               Delegation by Committee.  The Committee may, from time to time, delegate, to specified officers of the Company, the power and authority to grant Awards under the Plan to specified groups of Eligible Employees and Eligible Consultants, subject to such restrictions and conditions as the Committee, in its sole discretion, may impose. The delegation shall be as broad or as narrow as the Committee shall determine. To the extent that the Committee has delegated the authority to determine certain terms and conditions of an Award, all references in the Plan to the Committee’s exercise of authority in determining such terms and conditions shall be construed to include the officer or officers to whom the Committee has delegated the power and authority to make such determination. The power and authority to grant Awards to any Eligible Employee or Eligible Consultant who is covered by Section 16(b) of the Exchange Act or who is or may become covered by Code section 162(m) shall not be delegated by the Committee.

ARTICLE IV

STOCK SUBJECT TO THE PLAN

4.1                               Number of Shares.  As of November 15, 2005, the maximum aggregate number of Shares issuable under the Plan pursuant to Awards was 5 million Shares. As of October 19, 2006, the maximum aggregate number of Shares issuable under the Plan pursuant to Awards was increased by 4 million Shares for a maximum of 9 million Shares. As of October 4, 2011, the maximum aggregate number of Shares issuable under the Plan pursuant to Awards was increased by 4.5 million Shares for a maximum of 13.5 million Shares. As of March 27, 2015, the maximum aggregate number of Shares issuable under the Plan pursuant to Awards was increased by four (4) million Shares, for a maximum of 17,500,000 Shares.

Notwithstanding anything to the contrary contained herein, no Award granted hereunder shall become void or otherwise be adversely affected solely because of a change in the number of Shares of the Company that are issued and outstanding from time to time, provided that changes to the issued and outstanding Shares may result in adjustments to outstanding Awards in accordance with the provisions of this ARTICLE IV. The maximum number of Shares that may be issued under Incentive Options is 17.5 million Shares. The Shares may be either authorized and unissued Shares or previously issued Shares acquired by the Company. Such maximum numbers may be increased from time to time by approval of the Board and by the stockholders of the Company if, in the opinion of counsel for the Company, stockholder approval is required. The Company shall at all times during the term of the Plan and while any Options are outstanding retain as authorized and unissued Stock at least the number of Shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.2                               Limit on Option Grants.  The maximum number of Shares with respect to which a Participant may receive Options under the Plan during a calendar year is 500,000 Shares. The maximum number may be increased from time to time by approval of the Board and by the stockholders of the Company. No Options may be granted with respect to any increased number of Shares until such increase has been approved by the stockholders. Stockholder approval shall not be required for increases solely pursuant to Section 4.4 below.

4.3                               Share Usage.  Shares subject to an Award shall be counted as used as of the date of grant.

(a) Any Shares that are subject to an Award of Options shall be counted against the share issuance limit set forth in Section 4.1 as one (1) Share for every one (1) Share subject to such Award. Any Shares that are subject to an award other than an Award of Options shall be counted against the share issuance limit set forth in Section 4.1 as three (3) shares for every one (1) Share subject to such Award.

(b) Any Shares related to Awards under the Plan which thereafter terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, shall be available again for grant under the Plan in the same number as such Award counted against the share issuance limit set forth in Section 4.1 when the Award was grated.

(c) The number of Shares available for issuance under the Plan shall not be increased by the number of Shares (i) tendered or withheld or subject to an Award surrendered in connection with the purchase of Shares upon exercise of an Option, (ii) deducted or delivered from payment of an Award in connection with the Company’s tax withholding obligations or (iii) purchased by the Company with proceeds from Option exercises.

4.4                               Adjustments for Stock Split, Stock Dividend, Etc.  If the Company shall at any time increase or decrease the number of its outstanding Shares or change in any way the rights and privileges of such Shares by means of the payment of a stock dividend or any other distribution upon such Shares payable in Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Stock, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and non-assessable at the time of such occurrence: (i) the Shares as to which Awards may be granted under the Plan, (ii) the Shares then included in each outstanding Award granted hereunder, (iii) the maximum number of Shares available for grant to any one person in a calendar year pursuant to Section 4.2, (iv) the maximum number of Shares available for grant pursuant to Incentive Options, and (v) the number of Shares subject to a delegation of authority under Section 3.2 of this Plan.

4.5                               General Adjustment Rules.  No adjustment or substitution provided for in this ARTICLE IV shall require the Company to sell a fractional Share under any Option, or otherwise issue a fractional Share, and the total substitution or adjustment with respect to each Option and other Award shall be limited by deleting any fractional Share. In the case of any such substitution or adjustment, the aggregate Option Price for the total number of Shares then subject to an Option shall remain unchanged but the Option Price per Share under each such Option shall be adjusted by the Committee to reflect the greater or lesser number of Shares or other securities into which the Stock subject to the Option may have been changed, and appropriate adjustments shall be made to other Awards to reflect any such substitution or adjustment. All adjustments to Options shall be made according to Section 1.424-1 of the Treasury Regulations.

4.6                               Determination by the Committee, Etc.  Adjustments under this ARTICLE IV shall be made by the Committee, whose determinations with regard thereto shall be final and binding upon all parties thereto.

4.7                               No Repricing.  Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or other property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities or similar transaction), the Company may not, without obtaining stockholder approval: (a) amend the terms of outstanding Options to reduce the exercise price of such outstanding Options; (b) cancel outstanding Options in exchange for or substitution of Options with an exercise price that is less than the exercise price of the original Options; or (c) cancel outstanding Options with an exercise price above the current stock price in exchange for cash or other securities.

ARTICLE V

CORPORATE REORGANIZATION; CHANGE IN CONTROL

5.1                               Adjustment of Awards.  Upon the occurrence of a Corporate Transaction (as defined in Section 5.3), the Committee may take any one or more of the following actions with respect to outstanding Awards:

(a) Provide that any or all Options shall become fully exercisable regardless of whether all conditions of exercise relating to length of service, attainment of financial performance goals or otherwise have been satisfied;

(b) Provide that any or all restrictions with respect to Restricted Stock and other Awards shall lapse;

(c) Provide for the assumption or substitution of any or all Awards as described in Section 5.2;

(d) Make any other provision for outstanding Awards as the Committee deems appropriate and consistent with applicable law.

The Committee may also provide that any Awards that are outstanding at the time the Corporate Transaction is closed shall expire at the time of the closing. The Committee need not take the same action with respect to all outstanding Awards or to all outstanding Awards of the same type.

5.2                               Assumption or Substitution of Options and Other Awards.  (a) The Company, or the successor or purchaser, as the case may be, may, under the Plan, make adequate provision for the assumption of outstanding options or the substitution of new options for outstanding options on terms comparable to the outstanding options or (b) the Company, or the successor or purchaser, as the case may be, may make adequate provision for the equitable adjustment of outstanding Awards (other than Options). Any such assumption or substitution of Options shall be made according to section 1.424-1 of the Treasury Regulations and consistent with Code Section 409A. The number of Shares available for issuance under the Plan pursuant to Section 4.1 shall be increased by the number of Shares subject to any such assumed awards and substitute Awards. Shares available for issuance under a shareholder-approved plan of a business entity that is a party to such transaction (as appropriately adjusted, if necessary, to reflect such transaction) may be used for Awards under the Plan and shall not reduce the number of Shares otherwise available for issuance under the Plan, subject to applicable rules of any stock exchange on which the Shares are listed.

5.3                               Corporate Transaction.  A Corporate Transaction shall include the following:

(a) Merger; Reorganization: the merger or consolidation of the Company with or into another corporation or other reorganization (other than a reorganization under the United States Bankruptcy Code) of the Company (other than a consolidation, merger, or reorganization in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding Shares); or

(b) Sale: the sale or conveyance of the property of the Company as an entirety or substantially as an entirety (other than a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct the business or businesses formerly conducted by the Company);

(c) Liquidation: the dissolution or liquidation of the Company; or

(d) Change in Control: A “Change in Control” shall be deemed to have occurred if either (i) any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (a) the then-outstanding Shares (“Outstanding Shares”) or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (“Voting Power”) or (ii) at any time during any period of two consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new director whose election by the Board or whose nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof.

ARTICLE VI

PARTICIPATION

Participants in the Plan shall be those Eligible Employees who, in the judgment of the Committee, are performing, or during the term of their incentive arrangement will perform, vital services in the management, operation and development of the Company, and significantly contribute, or are expected to significantly contribute, to the achievement of long-term corporate economic objectives. Eligible

Consultants shall be selected from those non-employee consultants or advisors to the Company who are performing services important to the operation and growth of the Company. Eligible Directors are those whose services, in the judgment of the Committee, are important to the Company. Participants may be granted from time to time one or more Awards; provided, however, that the grant of each such Award shall be separately approved by the Committee and receipt of one such Award shall not result in automatic receipt of any other Award. Upon determination by the Committee that an Award is to be granted to a Participant, written notice shall be given to such person, specifying the terms, conditions, rights and duties related thereto. Each Participant shall, if required by the Committee, enter into an agreement with the Company, in such form as the Committee shall determine and which is consistent with the provisions of the Plan, specifying such terms, conditions, rights and duties. Awards shall be deemed to be granted as of the date specified in the grant resolution of the Committee, which date shall be the date of any related agreement with the Participant. In the event of any inconsistency between the provisions of the Plan and any such agreement entered into hereunder, the provisions of the Plan shall govern.

ARTICLE VII

OPTIONS

7.1                               Grant of Options.  Coincident with or following designation for participation in the Plan, a Participant may be granted one or more Options. The Committee in its sole discretion shall designate whether an Option is an Incentive Option or a Non-Qualified Option; provided, however, that only Non-Qualified Options may be granted to Eligible Consultants and to Eligible Directors who are not also Eligible Employees. The Committee may grant both an Incentive Option and a Non-Qualified Option to an Eligible Employee at the same time or at different times. Incentive Options and Non-Qualified Options, whether granted at the same time or at different times, shall be deemed to have been awarded in separate grants and shall be clearly identified, and in no event shall the exercise of one Option affect the right to exercise any other Option or affect the number of shares for which any other Option may be exercised. An Option shall be considered as having been granted on the date specified in the grant resolution of the Committee.

7.2                               Stock Option Agreements.  Each Option granted under the Plan shall be evidenced by a written stock option certificate or agreement (an “Option Agreement”). An Option Agreement shall be issued by the Company in the name of the Participant to whom the Option is granted (the “Option Holder”) and in such form as may be approved by the Committee. The Option Agreement shall incorporate and conform to the conditions set forth in this Section 7.2, as well as such other terms and conditions that are not inconsistent as the Committee may consider appropriate in each case.

(a) Number of Shares. Each Option Agreement shall state that it covers a specified number of Shares, as determined by the Committee.

(b) Price. The price at which each Share covered by an Option may be purchased shall be determined in each case by the Committee and set forth in the Option Agreement, but in no event shall the price be less than 100 percent of the Fair Market Value of the Stock on the date the Option is granted (110 percent of the Fair Market Value in the case of an incentive option granted to an individual who owns stock of the Company having more than 10% of the voting power).

(c) Duration of Options; Restrictions on Exercise. Each Option Agreement shall state the Option Period. The Option Period must end, in all cases except as described in Section 7.2(d), not more than ten years from the date the Option is granted (five years in the case of an incentive option granted to an individual who owns stock of the Company having more than 10% of the voting power). The Option Agreement shall also set forth any installment or other restrictions on exercise of the Option during such period, if any, as may be determined by the Committee. Each Option shall become exercisable (vest) over such period of time, if any, or upon such events, as determined by the Committee.

(d) Blackout Period; Automatic Extension of Option Period. In the event the Option Period expires during a Company Blackout Period, the Option Period shall be extended to the date that is ten days from the date that the Blackout Period ended.

(e) Termination of Services, Death, Disability, Etc. The Committee may specify the period, if any, during which an Option may be exercised following termination of the Option Holder’s services. The effect of this subsection 7.2(e) shall be limited to determining the consequences of a termination and nothing in this subsection 7.2(e) shall restrict or otherwise interfere with the Company’s discretion with respect to the termination of any individual’s services. If the Committee does not otherwise specify, the following shall apply:

(i) If the services of the Option Holder are terminated within the Option Period for “cause,” as determined by the Company, the Option shall thereafter be void for all purposes.

(ii) If the Option Holder dies during the Option Period while still performing services for the Company or within the three-month period referred to in (iii) below, the Option may be exercised by those entitled to do so under the Option Holder’s will or by the laws of descent and distribution within one year following the Option Holder’s death, (provided that such exercise must occur within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date of the Option Holder’s death.

(iii) If the services of the Option Holder are terminated (which for this purpose means that the Option Holder is no longer employed by the Company or performing services for the Company) by the Company within the Option Period for any reason other than cause or death, the Option may be exercised by the Option Holder within three months following the date of such termination (provided that such exercise must occur within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date of termination of employment or services.

(f) Exercise, Payments, Etc.

(i) Manner of Exercise. The method for exercising each Option granted hereunder shall be by delivery to the Company of written notice specifying the number of Shares with respect to which such Option is exercised. The purchase of such Shares shall take place at the principal offices of the Company within thirty (30) days following delivery of such notice, at which time the Option Price of the Shares shall be paid in full by any of the methods set forth below or a combination thereof. Except as set forth in the next sentence, the Option shall be exercised when the Option Price for the number of shares as to which the Option is exercised is paid to the Company in full. If the Option Price is paid by means of a broker’s transaction described in subsection 7.2(f)(ii)(C), in whole or in part, the closing of the purchase of the Stock under the Option shall take place (and the Option shall be treated as exercised) on the date on which, and only if, the sale of Stock upon which the broker’s transaction was based has been closed and settled, unless the Option Holder makes an irrevocable written election, at the time of exercise of the Option, to have the exercise treated as fully effective for all purposes upon receipt of the Option Price by the Company regardless of whether or not the sale of the Stock by the broker is closed and settled. A properly executed certificate or certificates representing the Shares shall be delivered to or at the direction of the Option Holder upon payment therefor. If Options on less than all shares evidenced by an Option Certificate are exercised, the Company shall deliver a new Option Certificate evidencing the Option on the remaining shares upon delivery of the Option Certificate for the Option being exercised.

(ii) If the exercise price is $2,000 or less, the exercise price shall be paid by one or a combination of the methods set forth in subsections 7.2(f)(ii)(A) or (B) below. If the exercise price is more than $2,000, the exercise price shall be paid by any of the following methods or any combination of the following methods at the election of the Option Holder, or by any other method approved by the Committee upon the request of the Option Holder:

(A) in cash;

(B) by certified check, cashier’s check or other check acceptable to the Company, payable to the order of the Company; or

(C) by delivery to the Company of a properly executed notice of exercise together with irrevocable instructions to a broker to deliver to the Company promptly the amount of the proceeds of the sale of all or a portion of the Stock or of a loan from the broker to the Option Holder required to pay the Option Price.

(g) Date of Grant. An Option shall be considered as having been granted on the date specified in the grant resolution of the Committee.

(h) Withholding.

(i) Non-Qualified Options. Upon exercise of an Option, the Option Holder shall make appropriate arrangements with the Company to provide for the amount of additional withholding required by Sections 3102 and 3402 of the Code and applicable state income tax laws or foreign tax laws, as the case may be.

(ii) Incentive Options. If an Option Holder makes a disposition (as defined in Section 424(c) of the Code) of any Stock acquired pursuant to the exercise of an Incentive Option prior to the expiration of two years from the date on which the Incentive Option was granted or prior to the expiration of one year from the date on which the Option was exercised, the Option Holder shall send written notice to the Company at the Company’s principal place of business of the date of such disposition, the number of shares disposed of, the amount of proceeds received from such disposition and any other information relating to such disposition as the Company may reasonably request. The Option Holder shall, in the event of such a disposition, make appropriate arrangements with the Company to provide for the amount of additional withholding, if any, required by Sections 3102 and 3402 of the Code and applicable state income tax laws.

(iii) Notwithstanding anything else in this Plan to the contrary, if the Company determines, at its sole discretion, that it is required under the Income Tax Act (Canada) or any other applicable Canadian federal, provincial or territorial law to make source deductions in respect of an exercise of an Option and to remit such deductions to the applicable governmental authority, the Company may, at its sole discretion, implement any procedures to ensure such deduction and remittance requirements are met. These procedures may include, without limitation:

(A) requiring that the Option Holder pay to the Company, in addition to the exercise price for the Options, sufficient cash as is reasonably determined by the Company to be the amount necessary to permit the required tax deduction and remittance;

(B) requiring that the Option Holder authorize the Company, on behalf of the Option Holder, to sell in the market on such terms and at such time or times as the Company determines a portion of the Shares being issued upon exercise of the Options to realize cash proceeds to be remitted to the Company and used to satisfy the required tax deduction and remittance; or

(C) make other arrangements acceptable to the Company to fund the required tax deduction and remittance.

7.3          Restrictions on Incentive Options. The aggregate Fair Market Value of the Shares with respect to which Incentive Options are exercisable for the first time by an Option Holder in any calendar year, under the Plan or otherwise, shall not exceed $100,000. For this purpose, the Fair Market Value of the Shares shall be determined as of the date of grant of the Option and Incentive Options shall be taken into account in the order granted.

7.4          Transferability.

(a) General Rule: No Lifetime Transfers. An Option shall not be transferable by the Option Holder except by will or pursuant to the laws of descent and distribution. An Option shall be exercisable during the Option Holder’s lifetime only by him or her, or in the event of Disability or incapacity, by his or her guardian or legal representative. The Option Holder’s guardian or legal representative shall have all of the rights of the Option Holder under this Plan.

(b) No Assignment. No right or interest of any Option Holder in an Option granted pursuant to the Plan shall be assignable or transferable during the lifetime of the Option Holder, either voluntarily or involuntarily, or be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy, except as set forth above.

7.5          Shareholder Privileges.  No Option Holder shall have any rights as a shareholder with respect to any Shares covered by an Option until the Option Holder becomes the holder of record of such Stock, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date such Option Holder becomes the holder of record of such Stock.

ARTICLE VIII

RESTRICTED STOCK AWARDS

8.1          Grant of Restricted Stock Awards.  Coincident with or following designation for participation in the Plan, the Committee may grant a Participant one or more Restricted Stock Awards consisting of Shares of Stock. The number of Shares granted as a Restricted Stock Award shall be determined by the Committee.

8.2          Restrictions.  A Participant’s right to retain a Restricted Stock Award granted to him under Section 8.1 shall be subject to such restrictions, including but not limited to his continuous employment by or performance of services for the Company for a restriction period specified by the Committee or the attainment of specified performance goals and objectives, as may be established by the Committee with respect to such Award. The Committee may in its sole discretion require different periods of service or different performance goals and objectives with respect to different Participants, to different Restricted Stock Awards or to separate, designated portions of the Shares constituting a Restricted Stock Award. In the event of the death or Disability of a Participant, or the retirement of a Participant in accordance with the Company’s established retirement policy, all required periods of service and other restrictions applicable to Restricted Stock Awards then held by him shall lapse with respect to a pro rata part of each such Award based on the ratio between the number of full months of employment or services completed at the time of termination of services from the grant of each Award to the total number of months of employment or continued services required for such Award to be fully non-forfeitable, and such portion of each such Award shall become fully non-forfeitable. The remaining portion of each such Award shall be forfeited and shall be immediately returned to the Company. If a Participant’s employment or consulting services terminate for any other reason, any Restricted Stock Awards as to which the period for which services are required or other restrictions have not been satisfied (or waived or accelerated as provided herein) shall be forfeited, and all Shares related thereto shall be immediately returned to the Company.

8.3          Privileges of a Stockholder, Transferability.  A Participant shall have all voting, dividend, liquidation and other rights with respect to Stock in accordance with its terms received by him as a Restricted Stock Award under this ARTICLE VIII upon his becoming the holder of record of such Stock; provided, however, that the Participant’s right to sell, encumber, or otherwise transfer such Stock shall be subject to the limitations of Section 11.2.

8.4          Enforcement of Restrictions.  The Committee shall cause a legend to be placed on the Stock certificates issued pursuant to each Restricted Stock Award referring to the restrictions provided by Sections 8.2 and 8.3 and, in addition, may in its sole discretion require one or more of the following methods of enforcing the restrictions referred to in Sections 8.2 and 8.3.

(a) Requiring the Participant to keep the Stock certificates, duly endorsed, in the custody of the Company while the restrictions remain in effect; or

(b) Requiring that the Stock certificates, duly endorsed, be held in the custody of a third party while the restrictions remain in effect.

ARTICLE IX

STOCK BONUSES

The Committee may award Stock Bonuses to such Participants, subject to such conditions and restrictions, as it determines in its sole discretion. Stock Bonuses may be either outright grants of Stock, or may be grants of Stock subject to and conditioned upon certain employment or performance related goals.

ARTICLE X

OTHER COMMON STOCK GRANTS

From time to time during the duration of this Plan, the Board may, in its sole discretion, adopt one or more incentive compensation arrangements for Participants pursuant to which the Participants may acquire Shares, whether by purchase, outright grant, or otherwise. Any such arrangements shall be subject to the general provisions of this Plan and all Shares issued pursuant to such arrangements shall be issued under this Plan.

ARTICLE XI

RIGHTS OF PARTICIPANTS

11.1        Service.  Nothing contained in the Plan or in any Option, or other Award granted under the Plan shall confer upon any Participant any right with respect to the continuation of his employment by, or consulting or advisory relationship with, the Company, or membership on the Board or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement or other contract to the contrary, at any time to terminate such services or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Award. Whether an authorized leave of absence, or absence in military or government service, shall constitute a termination of service shall be determined by the Committee at the time.

11.2        Non-transferability of Awards Other Than Options.  Except as provided otherwise at the time of grant or thereafter, no right or interest of any Participant in a Restricted Stock Award (prior to the completion of the restriction period applicable thereto), or other Award (excluding Options) granted pursuant to the Plan, shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Participant’s death, a Participant’s rights and interests in Options, Restricted Stock Awards and other Awards shall, to the extent provided in ARTICLE VII, ARTICLE VIII, ARTICLE IX, and ARTICLE X, be transferable by will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options may be made by, the Participant’s legal representatives, heirs or legatees. If in the opinion of the Committee a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his affairs because of mental condition, physical condition or age, payment due such person may be made to, and such rights shall be exercised by, such person’s guardian, conservator or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status.

11.3        No Plan Funding.  Obligations to Participants under the Plan will not be funded, trusteed, insured or secured in any manner. The Participants under the Plan shall have no security interest in any assets of the Company, and shall be only general creditors of the Company.

ARTICLE XII

GENERAL RESTRICTIONS

12.1        Investment Representations.  The Company may require any person to whom an Option, Restricted Stock Award, or Stock Bonus is granted, as a condition of exercising such Option, or receiving such Restricted Stock Award or Stock Bonus, to give written assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Stock for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with Federal and applicable state securities laws. Legends evidencing such restrictions may be placed on the Stock certificates.

12.2        Compliance with Securities Laws.  Each Option, Restricted Stock Award, and Stock Bonus grant shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the shares subject to such Option, Restricted Stock Award or Stock Bonus grant upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of shares thereunder, such Option, Restricted Stock Award, or Stock Bonus grant may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

12.3        Changes in Accounting Rules.  Except as provided otherwise at the time an Award is granted, notwithstanding any other provision of the Plan to the contrary, if, during the term of the Plan, any changes in the financial or tax accounting rules applicable to Options, Restricted Stock Awards, or other Awards shall occur which, in the sole judgment of the Committee, may have a material adverse effect on the reported earnings, assets or liabilities of the Company, the Committee shall have the right and power to modify as necessary, any then outstanding and unexercised Options, outstanding Restricted Stock Awards, and other outstanding Awards as to which the applicable services or other restrictions have not been satisfied.

ARTICLE XIII

PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Board may at any time terminate, and from time to time may amend or modify the Plan provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders if shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements, or if the Company, on the advice of counsel, determines that shareholder approval is otherwise necessary or desirable. No amendment shall be made to the no-repricing provisions of Section 4.7 or the Option pricing provisions of Section 7 without the approval of the Company’s shareholders.

No amendment, modification or termination of the Plan shall in any manner adversely affect any Options, Restricted Stock Awards, Stock Bonuses or other Award theretofore granted under the Plan, without the consent of the Participant holding such Options, Restricted Stock Awards, Stock Bonuses or other Awards.

ARTICLE XIV

WITHHOLDING

14.1        Withholding Requirement.  The Company’s obligation to deliver Shares upon the exercise of any Option, the vesting of any Restricted Stock Award, or the grant of Stock shall be subject to the Participant’s satisfaction of all applicable federal, state and local income and other tax withholding requirements.

ARTICLE XV

REQUIREMENTS OF LAW

15.1        Requirements of Law.  The issuance of Stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules and regulations.

15.2        Federal Securities Law Requirements.  If a Participant is an officer or director of the Company within the meaning of Section 16, Awards granted hereunder shall be subject to all applicable conditions required under Rule 6b-3, or any successor rule promulgated under the Exchange Act, to qualify the Award for any exception from the provisions of Section 6(b) of the Exchange Act available under that Rule. Such conditions shall be set forth in the agreement with the Participant which describes the Award or other document evidencing or accompanying the Award.

15.3        Governing Law.  The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Colorado.

ARTICLE XVI

DURATION OF THE PLAN

Unless sooner terminated by the Board of Directors, the Plan shall terminate at the close of business on March 26, 2025 and no Option, Restricted Stock Award, Stock Bonus, other Award or Stock shall be granted, or offer to purchase Stock made, after such termination. Options, Restricted Stock Awards, and other Awards outstanding at the time of the Plan termination may continue to be exercised, or become free of restrictions, or paid, in accordance with their terms.

Dated: March 27, 2015	McEWEN MINING INC.
a Colorado corporation

	By:	/s/ PERRY ING
	Name:	Perry Ing
	Title:	Vice President and Chief Financial Officer